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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE ARISTOTLE CORPORATION

(Name of Issuer)

Series I Preferred Stock, par value $.01 per share

(Title of Class of Securities)

040448-30-0

(Cusip Number Series I Preferred Stock)

John J. Crawford

27 Elm Street

New Haven, CT 06510

203-867-4090

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

  NAME OF REPORTING PERSON

  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John J. Crawford

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  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                     (a) [ ]

                                                                                     (b) [ ]

  SEC USE ONLY
  SOURCE OF FUNDS*

  PF, SC

  CHECK BOX IF DISCLUSORE OF LEGAL PROCEEDINGS IS REQUIRED

  PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

  CITIZENSHIP OR PLACE OF ORGANIZATION

  UNITED STATES

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  SOLE VOTING POWER 116,468 SHARES

  SHARED VOTING POWER - 0 - SHARES (See Item 5)

  SOLE DISPOSITIVE POWER 116,468 SHARES

  SHARED DISPOSITIVE POWER - 0 - SHARE (See Item 5)

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,468 SHARES
  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  11.1%

  TYPE OF REPORTING PERSON

IN

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Item 1. Securities and Issuer.

This Statement relates to the Series I Preferred Stock, par value $.01 per share ("Series I Preferred Stock") of The Aristotle Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 27 Elm Street, New Haven, Connecticut 06510.

Item 2. Identity and Background.

    This Statement is being filed on behalf of John J. Crawford (the "Reporting Person").
    The business address of the Reporting Person is 27 Elm Street, New Haven, CT 06510.
    The Reporting Person serves as the Chairman and Chief Executive Officer of the Company.
    The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
    The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Series I Preferred Stock were acquired by the Reporting Person either (i) pursuant to the exercise of employee stock options on June 17, 2002 or (i) pursuant to a stock dividend paid by the Company on June 17, 2002 to all holders of record of the Company's Common Stock, par value $.01 per share (the "Common Stock"), on June 10, 2002.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Series I Preferred Stock for investment purposes.

The Reporting Person has no current plans or proposals which relate to or would result in any event described in subparagraphs (a) - (j) if this Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner and has the power to vote and dispose of 116,468 shares of Series I Preferred Stock, which constitute 11.1% of the outstanding shares of Series I Preferred Stock. The Reporting Person is also the beneficial owner and has the power to vote and dispose of 116,468 shares of Common Stock, which constitute .7% of the outstanding shares of Common Stock.

On June 17, 2002, the Reporting Person exercised employee stock options to purchase an aggregate of 50,000 shares Series I Preferred Stock and 50,000 shares of Common Stock at aggregate purchase prices between $4.625 and $5.875 per share.

On June 17, 2002, the Company paid a stock dividend of one share of Series I Preferred Stock for each share of Common Stock outstanding on June 10, 2002. As a result, on June 17, 2002, the Reporting Person was paid a stock dividend of 66,468 shares of Series I Preferred Stock in respect 66,468 shares of Common Stock owned by the Reporting Person on June 10, 2002.

Except as set forth herein, the Reporting Person has not effected any transactions in the Series I Preferred Stock or the Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None

Item 7. Material to be Filed as Exhibits.

               None

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                                                        /s/John J. Crawford

                                                                                            John J. Crawford

June 24, 2002